News Release Communiqué de Pressee

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Total Studies an LNG Receiving Terminal in Croatia
Paris, October 4, 2007 — Total announces the formation of the new company, Adria LNG, to study the construction of a regasification terminal for liquefied natural gas (LNG) on the Croatian coast. The terminal will be located on the Croatian island of Krk in northern Adriatic, well positioned to access the European gas market and to receive LNG supply from a variety of sources.
Total holds 25.58% in Adria LNG and is associated with E.ON Ruhrgas (31.15%), O.M.V (25.58%), R.W.E (16.69%) and Geoplin (1%).
The new terminal will have an initial capacity of some 10 billion cubic metres (bcm) per annum which could be increased to 15 bcm per annum. It will be designed for LNG tankers carrying up to 265,000 cubic metres. Final investment decision for the project is expected end 2008 and first operation of the LNG receiving terminal in 2012.
Total and Liquefied Natural Gas (LNG)
The Adria LNG project is part of the Group’s strategy to strengthen its position across the LNG chain. Total holds interests in four regasification terminals: Altamira in Mexico, Fos Cavaou in France, Hazira in India, and South Hook in the United Kingdom, and reserved capacity in Sabine Pass in the USA. The Group is strengthening its position across the LNG chain, as illustrated by the recent signatures to acquire a stake in the Brass LNG project in Nigeria, in the Ichthys LNG project in Australia and in the Qatargas 2 project in Qatar.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com